                                         Watkins Ludlam Winter & Stennis, P.A.
                                                    Attorneys-at-Law

                                                                                     J. Andrew Gipson
                                                                                     Attorney
                                                                                     Resident in Jackson
                                                                                     Direct Dial (601) 949-4789
                                                                                     Main (601) 949-4900
                                                                                     agipson@watkinsludlam.com

                                                     April 2, 2009

Via Facsimile (703) 813-6983

Michael P. Seaman, Esq.
Staff Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:      First M&F Corporation
         Registration Statement on Form S-3
         Filed March 20, 2009
         File No. 333-158123

Dear Mr. Seaman:

         Amendment No. 1 to the Form S-3 Registration Statement for First M&F Corporation is being filed today through the IDEA filing system. Amendment No. 1 is submitted in response to the SEC's comment letter dated March
26, 2009.  For your convenience, enclosed are two paper copies of Amendment No. 1 to the Form S-3 (without exhibits), and two marked copies of Amendment No. 1 to the Form S-3 (without exhibits).

         The Company's responses below are keyed to the Comment Letter.

General

         As of the filing date, March 20, 2009, and continuing through the date of Amendment No. 1, the referenced resale by selling securityholders of shares of the Company's preferred stock does not meet the transaction (public float) requirements identified in Instruction I.B (1) of Form S-3.  Accordingly, the
preferred stock is being removed from the registration statement as identified in Amendment No. 1.

         Please call me if you have questions or need additional information.

                                                     Sincerely,

                                                     Watkins Ludlam Winter & Stennis, P.A.

                                                      /s/ J. Andrew Gipson

                                                     J. Andrew Gipson

JAG/jag